Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Apollo Medical Holdings, Inc.

Alhambra, California

We hereby consent to the incorporation by reference in the Registration Statements on Form S-4 (No. 333-219898), Form S-8 (No. 333-217719, 333-153138, 333-221915 and 333-221900), and Form S-3 (No. 333-228432 and 229895) of Apollo Medical Holdings, Inc. (“Company”) of our reports dated March 18, 2019, relating to the consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting, which appear in this Form 10-K. Our report on the consolidated financial statements contains an explanatory paragraph regarding change in accounting method related to revenue. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018.

/s/ BDO USA, LLP
Los Angeles, California

March 18, 2019